

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Robert S. Wetherbee
Chief Executive Officer
Minerals Technologies Inc.
622 Third Avenue, 38th Floor
New York, New York 10017-6707

      RE: **Minerals Technologies Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 22, 2013
              File No. 1-11430

Dear Mr. Wetherbee:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Terence O'Brien

                                          Terence O'Brien
                                          Accounting Branch Chief